Exhibit 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges

	Three Months Ended March 31,
(Dollars in millions)	2018	2017
Earnings before income taxes excluding noncontrolling interest	$350	$340
Add:
Interest expense	60	61
Appropriate portion of rental expense (1)	8	7
Amortization of capitalized interest	1	1
Earnings as adjusted	$419	$409

Fixed charges:
Interest expense	$60	$61
Appropriate portion of rental expense (1)	8	7
Capitalized interest	1	2
Total fixed charges	$69	$70

Ratio of earnings to fixed charges	6.1x	5.8x

(1)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.